                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934
                                (Amendment No. 9)


                        Lazare Kaplan International Inc.
                        --------------------------------
                                (Name of issuer)


                     Common Stock, $1.00 Par Value Per Share
                     ---------------------------------------
                         (Title of class of securities)


                                   521078-10-5
                                   -----------
                                 (CUSIP number)




                  Warshaw Burstein Cohen Schlesinger & Kuh, LLP
                                555 Fifth Avenue
                            New York, New York 10017
                     Attn: Frederick R. Cummings, Jr., Esq.
                                 (212) 984-7700
         ------------------------------------------------------------
 (Name, address and telephone number of person authorized to receive notices and communications)

                                January 18, 2002
                             ----------------------
             (Date of event which requires filing of this statement)




If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e)13d-1(f) or 13d-1(g), check the following box [].


                                                              Page 1 of 10 Pages

CUSIP No. 521078-10-5

-------------------------------------------------------------------------------------------------------------------
1.       Names of Reporting Persons.                                                             Maurice Tempelsman
         S.S. or I.R.S. Identification Nos. of Above Persons                                     ###-##-####
-------------------------------------------------------------------------------------------------------------------
2.       Check the Appropriate Box if a Member of a Group                                                   (a) [x]
         (See Instructions)                                                                                 (b) [ ]
-------------------------------------------------------------------------------------------------------------------
3.       SEC Use Only
-------------------------------------------------------------------------------------------------------------------
4.       Source of Funds (See Instructions)                                                                      PF
-------------------------------------------------------------------------------------------------------------------
5.       Check if Disclosure of Legal Proceedings is
         Required Pursuant to Items 2(d) or 2(e)                                                               [  ]
-------------------------------------------------------------------------------------------------------------------
6.       Citizenship or Place of Organization                                                         United States
-------------------------------------------------------------------------------------------------------------------
         Number of Shares           7.      Sole Voting Power                                             4,618,825
         Beneficially               -------------------------------------------------------------------------------
         Owned by Each              8.      Shared Voting Power (see Item 4 below)                                0
         Reporting                  -------------------------------------------------------------------------------
         Person With                9.      Sole Dispositive Power                                        3,477,158
                                    -------------------------------------------------------------------------------
                                    10.     Shared Dispositive Power                                              0
-------------------------------------------------------------------------------------------------------------------
11.      Aggregate Amount Beneficially
         Owned by Each Reporting Person                                                                   4,657,158
-------------------------------------------------------------------------------------------------------------------
12.      Check if the Aggregate Amount in Row (11) Excludes
         Certain Shares (See Instructions)                                                                      [ ]
-------------------------------------------------------------------------------------------------------------------
13.      Percent of Class Represented by Amount in Row (11)                                                   54.2%
-------------------------------------------------------------------------------------------------------------------
14.      Type of Reporting Person (See Instructions)                                                             IN
-------------------------------------------------------------------------------------------------------------------


                                                              Page 2 of 10 Pages

CUSIP No. 521078-10-5

-------------------------------------------------------------------------------------------------------------------
1.       Names of Reporting Persons.                                                                Leon Tempelsman
         S.S. or I.R.S. Identification Nos. of Above Persons                                        ###-##-####
-------------------------------------------------------------------------------------------------------------------
2.       Check the Appropriate Box if a Member of a Group                                                   (a) [x]
         (See Instructions)                                                                                 (b) [ ]
-------------------------------------------------------------------------------------------------------------------
3.       SEC Use Only
-------------------------------------------------------------------------------------------------------------------
4.       Source of Funds (See Instructions)                                                                      PF
-------------------------------------------------------------------------------------------------------------------
5.       Check if Disclosure of Legal Proceedings is
         Required Pursuant to Items 2(d) or 2(e)                                                               [  ]
-------------------------------------------------------------------------------------------------------------------
6.       Citizenship or Place of Organization                                                         United States
-------------------------------------------------------------------------------------------------------------------
         Number of Shares           7.      Sole Voting Power                                             2,920,087
         Beneficially               -------------------------------------------------------------------------------
         Owned by Each              8.      Shared Voting Power (see Item 4 below)                                0
         Reporting                  -------------------------------------------------------------------------------
         Person With                9.      Sole Dispositive Power                                        1,965,670
                                    -------------------------------------------------------------------------------
                                    10.     Shared Dispositive Power (see Item 4 below)                           0
-------------------------------------------------------------------------------------------------------------------
11.      Aggregate Amount Beneficially
         Owned by Each Reporting Person                                                                   3,145,670
-------------------------------------------------------------------------------------------------------------------
12.      Check if the Aggregate Amount in Row (11) Excludes
         Certain Shares (See Instructions)                                                                      [ ]
-------------------------------------------------------------------------------------------------------------------
13.      Percent of Class Represented by Amount in Row (11)                                                   35.8%
-------------------------------------------------------------------------------------------------------------------
14.      Type of Reporting Person (See Instructions)                                                             IN
-------------------------------------------------------------------------------------------------------------------

                                                              Page 3 of 10 Pages

CUSIP No. 521078-10-5

-------------------------------------------------------------------------------------------------------------------
1.       Names of Reporting Persons.                                                          Leon Tempelsman & Son
         S.S. or IRS Identification Nos. of Above Persons                                     13-3208438
-------------------------------------------------------------------------------------------------------------------
2.       Check the Appropriate Box if a Member of a Group                                                   (a) [x]
         (See Instructions)                                                                                 (b) [ ]
-------------------------------------------------------------------------------------------------------------------
3.       SEC Use Only
-------------------------------------------------------------------------------------------------------------------
4.       Source of Funds (See Instructions)
-------------------------------------------------------------------------------------------------------------------
5.       Check if Disclosure of Legal Proceedings is
         Required Pursuant to Items 2(d) or 2(e)                                                               [  ]
-------------------------------------------------------------------------------------------------------------------
6.       Citizenship or Place of Organization                                                              New York
-------------------------------------------------------------------------------------------------------------------
         Number of Shares           7.      Sole Voting Power                                             1,528,416
         Beneficially               -------------------------------------------------------------------------------
         Owned by Each              8.      Shared Voting Power (see Item 4 below)                                0
         Reporting                  -------------------------------------------------------------------------------
         Person With                9.      Sole Dispositive Power                                        1,528,416
                                    --------------------------------------------------------------------------------
                                    10.     Shared Dispositive Power (see Item 4 below)                           0
-------------------------------------------------------------------------------------------------------------------
11.      Aggregate Amount Beneficially
         Owned by Each Reporting Person                                                                   1,528,416
-------------------------------------------------------------------------------------------------------------------
12.      Check if the Aggregate Amount in Row (11) Excludes
         Certain Shares (See Instructions)                                                                      [ ]
-------------------------------------------------------------------------------------------------------------------
13.      Percent of Class Represented by Amount in Row (11)                                                   20.7%
-------------------------------------------------------------------------------------------------------------------
14.      Type of Reporting Person (See Instructions)                                                             PN
-------------------------------------------------------------------------------------------------------------------


                                                              Page 4 of 10 Pages

         This Amendment No. 9 modifies and supplements the Schedule 13D of the Reporting Persons with respect to the securities of Lazare Kaplan International Inc. ("LKI"). Except to the extent amended and supplemented by the information contained in this Amendment No. 9, such Schedule 13D, as heretofore amended, remains in full force and effect. All capitalized terms used and not otherwise defined herein have the meanings ascribed to them in the Schedule 13D.

Item 4.  Purpose of Transaction

         On January 18, 2002, LKI entered into a Stock Purchase Agreement ("SPA") with Fifth Avenue Group, LLC, a New York limited liability company ("Fifth Avenue"), pursuant to which, among other things, LKI agreed to sell to Fifth Avenue on or about February 11, 2002 (the "Closing Date"), subject to the satisfaction of certain customary closing conditions, at a purchase price per share of $9.00 (i) 1,180,000 shares of common stock par, value $1.00 per share, of LKI (the "Common Stock") issued and held in LKI's treasury ("Treasury Shares"), and (ii) an additional 125,000 authorized but unissued shares of Common Stock. The SPA provides that during the period commencing on the Closing Date and continuing until the tenth anniversary of such date (the "Standstill Period"), (i) Common Stock beneficially owned by Fifth Avenue and its affiliates will be owned of record by Fifth Avenue and (ii) Fifth Avenue and, where applicable, its affiliates shall not:

         (a) acquire or propose or offer to acquire any equity securities which would result in Fifth Avenue becoming a beneficial owner of 24.9% or more of the Common Stock nor make any public announcements with respect to the transactions so prohibited;

         (b) sell or transfer any Treasury Shares, unless such purchaser or transferee agrees to be bound by the SPA and the other transaction documents related thereto or except pursuant to Rule 144 under the Securities Act of 1933 or in connection with the piggyback rights provided in the SPA; provided, in either case, that Fifth Avenue has first sold any and all of the equity securities of LKI, other than the Treasury Shares, which it beneficially owns;

         (c) pledge or encumber any Treasury Shares, except to a financial institution consented to by LKI (such consent not to be unreasonable withheld) in connection with financing that portion of the aggregate purchase price allocable to the Treasury Shares;

         (d) advise, encourage or influence any third party with respect to the voting of any equity securities, or otherwise solicit LKI stockholders concerning stockholder proposals or induce or attempt to induce any other third party to initiate any stockholder proposal;

         (e) other than as a consequence of the Shareholders Agreement (as such term is defined below), deposit any Treasury Shares into a voting trust or subject any Treasury Shares to any arrangement or agreement with respect to the voting of such securities or participate in any way in a "group" (within the meaning of Section 13(d)(3) of the Securities Exchange Act of 1934) with respect to any equity securities;

         (f) permit its members to grant to any third party other than a member of Fifth Avenue any voting rights with respect to any membership interest in Fifth Avenue;

         (g) sell or transfer any of the membership interests in Fifth Avenue, except to a family member of an existing member of Fifth Avenue or to a trust for the benefit of such a family member;

         (h) merge or consolidate with any third party other than in a transaction in which (i) not less than 85% of the economic and voting interests of the surviving entity is and continues to be owned both of record and beneficially by one or more members of Fifth Avenue and/or by a family member or members of Fifth Avenue or a trust for the benefit of such family member and
(ii) the surviving entity is and continues to be controlled by a member or members of Fifth Avenue; provided, the surviving entity agrees to be bound by the terms of the SPA and the other transaction documents related thereto; or


                                                              Page 5 of 10 Pages

         (i) liquidate and distribute its assets to any third party other than a member or members of Fifth Avenue.

         During the Standstill Period, Fifth Avenue shall have "piggyback" registration rights to include a percentage of shares of Common Stock held by it in any registration statement filed by LKI which includes shares of Common Stock held by Maurice Tempelsman or Leon Tempelsman upon the same terms and conditions as those applicable to the Tempelsmans, subject to a maximum number of shares to be registered as determined by LKI, and in accordance with a formula set forth in the SPA based upon the then current number of shares of outstanding Common Stock controlled by the Tempelsmans (in the aggregate) relative to the then current number of shares of outstanding Common Stock controlled by Fifth Avenue.

         During the Standstill Period, Fifth Avenue is not permitted to sell equity shares, other than Treasury Shares, beneficially owned by it, in an amount equal to or greater than 5% of the then outstanding Common Stock of LKI (a "Block") unless, upon notice to LKI, LSI does not object to such Block sale and does not desire to acquire such Block.

         In connection with, and as a condition precedent to, the sale of the Common Stock to Fifth Avenue pursuant to the SPA, the Rights Agreement dated as of July 31, 1997 between LKI and ChaseMellon Shareholder Services, LLC (the "Rights Agreement") was modified by an amendment thereto (the "Amendment to Rights Agreement") dated as of January 17, 2002, between LKI and Mellon Investor Services LLC (f/k/a ChaseMellon Shareholder Services, LLC), which among other things, amended the definition of "Acquiring Person" as it applies only to Fifth Avenue, so that unless and until Fifth Avenue and its affiliates and associates (as such terms are defined in Rule 12b-2 under the Securities Exchange Act of 1934) own beneficially 24.9% or more of the Common Stock, Fifth Avenue will not be deemed an "Acquiring Person" for purposes of such Rights Agreement. Without the Amendment to Rights Agreement, the beneficial ownership percentage limitation applicable to Fifth Avenue would have been 15%.

         Simultaneously with the execution and delivery of the SPA, Fifth Avenue, Maurice Tempelsman, Chairman of LKI, and Leon Tempelsman, President of LKI (the "Tempelsmans"), entered into a Shareholders Agreement, dated January 18, 2002 (the "Shareholders Agreement"). The Shareholders Agreement provides, among other things, that, effective upon the closing of the transactions contemplated by the SPA, (i) from and after such time as Fifth Avenue controls the same or a greater number of shares of Common Stock than the Tempelsmans and so long as Fifth Avenue continues to control the same or a greater number of shares of Common Stock, if either of the Tempelsmans proposes to sell any shares of Common Stock owned by either of them in a negotiated transaction, Fifth Avenue shall have "tag along" rights to sell the same number of shares of Common Stock owned by it upon the same terms and conditions as those applicable to the Tempelsmans; and (ii) if the Tempelsmans propose to sell all or a portion of their shares of Common Stock to an unrelated third party, they shall have "drag along" rights to require Fifth Avenue to sell all or the same percentage of shares of Common Stock owned by it upon the same terms and conditions as those applicable to the Tempelsmans to such third party.

         Pursuant to the Shareholders Agreement on the Closing Date, Fifth Avenue shall deliver to the Tempelsmans an irrevocable proxy as described in Item 6 below.

         Except as set forth above, none of the Reporting Persons have any plans or proposals which relate to or would result in (a) the acquisition by any person of additional securities of LKI or the disposition of securities of LKI,
(b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving LKI or any of its subsidiaries, (c) a sale or transfer of a material amount of the assets of LKI or any of its subsidiaries, (d) any change in the present board of directors or management of LKI, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board, (e) any material change in the present capitalization or dividend policy of LKI, (f) any other material change in LKI's business or corporate structure, (g) changes in LKI's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of LKI by any person, (h) causing a class of the securities of LKI to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association, (i) a class of equity securities of LKI becoming eligible for termination of

                                                              Page 6 of 10 Pages
registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934, or (j) any action similar to any of those enumerated above.

Item 5.  Interest in Securities of the Issuer.

         Leon Tempelsman & Son, a New York limited partnership of which the Tempelsmans are the general partners ("LTS"), is the record owner of 1,528,416 shares of Common Stock representing 20.7% of the issued and outstanding shares of Common Stock of LKI.

         Maurice Tempelsman was granted employee stock options under the LKI 1997 Long Term Stock Incentive Plan (the "1997 Plan") to purchase the following number of shares of Common Stock at the prices and on the dates listed below:

                  Date                      No. of Shares                       Exercise Price
                  ----                      -------------                       --------------
                  April 7, 1997              100,000                            $14.75
                  January 15, 1998            20,000                            $11.412
                  March 31, 2000              15,000                            $ 7.70
                  August 9, 2001              40,000                            $ 5.28

         On May 22, 1997, Maurice Tempelsman made gifts of options to his three children to purchase an aggregate of 100,000 shares of Common Stock at an exercise price of $14.75.

         Maurice Tempelsman is the record owner of 1,910,409 shares of Common Stock. Mr. Tempelsman is deemed to own beneficially the 1,528,416 shares of Common Stock owned of record by LTS, 38,333 shares of Common Stock which are the subject of currently exercisable options granted to Mr. Tempelsman pursuant to the 1997 Plan and the 1,180,000 shares of Common Stock subject to the Proxy (as defined in Item 6 below). Mr. Tempelsman has sole power to vote all of the foregoing shares (except the 38,333 shares subject to currently exercisable options), or an aggregate of 4,618,825 shares of Common Stock and has sole power to dispose of the 1,910,409 shares held by him of record, the 38,333 shares issued to him upon the exercise of his currently exercisable options and the 1,528,416 shares held by LTS.

         Leon Tempelsman was granted employee stock options under the 1997 Plan to purchase the following number of shares of Common Stock at the prices and on the dates listed below:

                  Date                      No. of Shares                       Exercise Price
                  ----                      -------------                       --------------

                  April 7, 1997              20,000                             $16.225
                  April 7, 1997              20,000                             $14.75
                  January 15, 1998           40,000                             $10.375
                  March 31, 2000             40,000                             $ 7.70
                  August 9, 2001             50,000                             $ 5.28

         On May 22, 1997, Leon Tempelsman acquired by gift from Maurice Tempelsman an option under the 1997 Plan to purchase 33,333 shares of Common Stock at an exercise price of $14.75.

         The following sales of Common Stock, all of which were effected in open market transactions, have been made by Leon Tempelsman since the filing of Amendment No. 8:

                  Date                      No. of Shares                       Price Per Share
                  ----                      -------------                       ---------------

                  July 25, 1997              20,000                             $17.625
                  July 30, 1997                 500                             $17.125
                  July 31, 1997              31,300                             $17.00
                  August 5, 1997             10,000                             $17.575
                  August 6, 1997              4,235                             $17.535

                                                              Page 7 of 10 Pages

         On July 22, 1997 and March 25, 1998 Leon Tempelsman exercised employee stock options to purchase 95,500 shares and 55,000 shares of Common Stock, at exercise prices of $5.6375 and $6.60 per share, respectively.

         On July 31, 1997 and March 30, 1998 Leon Tempelsman disposed of 29,515 shares and 33,000 shares of Common Stock at $18.25 and $10.8125 per share, respectively, in repayment for shares borrowed from LTS.

         Leon Tempelsman is the record owner of 77,000 shares of Common Stock. Mr. Tempelsman is deemed to own beneficially 2,240 shares held of record by his spouse, 34,641 shares held as custodian for his children, an aggregate of 58,841 shares held of record by his two sisters, 34,641 shares held of record by one of his sisters as custodian for her children and 1,600 shares held of record by his ex-brother-in-law, as to all of which shares Mr. Tempelsman has been granted a proxy and holds a power of attorney from the estate of his deceased brother-in-law for 2,708 shares of Common Stock and 82,250 shares of Common Stock which are subject to currently exercisable options. In addition, Mr. Tempelsman is deemed to own beneficially the 1,528,416 shares of Common Stock owned of record by LTS, 143,333 shares of Common Stock which are the subject of currently exercisable options granted to Mr. Tempelsman pursuant to the 1997 Plan and the 1,180,000 shares of Common Stock subject to the Proxy (as defined in Item 6 below). Mr. Tempelsman has sole power to vote all of the foregoing shares (except the 225,583 shares subject to currently exercisable options) or an aggregate of 2,920,087 shares of Common Stock and has sole power to dispose of the 77,000 shares held by him of record, the 143,333 shares issued to him upon the exercise of his currently exercisable options, the 1,528,416 shares held by LTS, the 2,708 shares held by the estate of his deceased brother-in-law and the 82,250 shares issued to such estate upon his exercise of such estate's currently exercisable options.

         The foregoing percentages are based on an aggregate of 7,367,691 shares of Common Stock outstanding as of the date of this Schedule 13D. Maurice Tempelsman and Leon Tempelsman each disclaim beneficial ownership of the shares owned directly by the other.

         Except as set forth above, the Reporting Persons do not share with others the power to vote or to direct the vote of, or the power to dispose of or to direct the disposition of, any other shares of Common Stock.

         Except as set forth in Item 5 above, the Reporting Persons have not effected any transactions in the Common Stock since the filing of Amendment No. 8 of this Schedule 13D.

Item 6. Contracts, Arrangements, Understandings or Relationships, with Respect to Securities of the Issuer.

         In connection with the Shareholders Agreement, on the Closing Date Fifth Avenue shall deliver an executed irrevocable proxy (the "Proxy") appointing Leon Tempelsman and Maurice Tempelsman, or either of them, proxy to vote the Treasury Shares to be purchased pursuant to the SPA on the Closing Date. The Proxy is effective until the earlier of (i) January 18, 2010,
(ii) the date on which neither Maurice Tempelsman nor Leon Tempelsman shall be the Chief Executive Officer or the President or the Chairman of LKI possessing managerial control over LKI's operations, subject to the direction of the Board of Directors of LKI or (iii) the date Fifth Avenue beneficially owns more Common Stock than Maurice Tempelsman and Leon Tempelsman in the aggregate.

         Except as described in Items 4 and 6 of this Amendment No. 9, none of the Reporting Persons is a party to any contract, arrangement, understanding or relationship (legal or otherwise) with any person with respect to any securities of the Company, including, but not limited to, any agreement concerning (i) transfer or voting of any securities of the Company, (ii) finder's fees, (iii) joint ventures, (iv) loan or option arrangements, (v) puts or calls, (vi) guarantees of profits, (vii) divisions of profits or losses, or (viii) the giving or withholding of proxies.

Item 7.   Material to be Filed as Exhibits.

         The following materials are being filed as exhibits to this statement.

         Exhibit A       - Stock Purchase Agreement by and between Fifth
                           Avenue and LKI dated as of January 18, 2002 (filed as
                           Exhibit 10(w) to LKI's Current Report on Form 8-K
                           dated January 18, 2002 and incorporated herein by
                           reference).

                                                              Page 8 of 10 Pages



         Exhibit B       - Shareholders Agreement by and among Maurice
                           Tempelsman, Leon Tempelsman and Fifth Avenue dated as
                           of January 18, 2002 (filed as Exhibit 10(x) to LKI's
                           Current Report on Form 8-K dated January 18, 2002 and
                           incorporated herein by reference).

         Exhibit C       - Form of Irrevocable Proxy from Fifth Avenue to
                           Maurice Tempelsman and Leon Tempelsman (filed as
                           Exhibit 10(y) to LKI's Current Report on Form 8-K
                           dated January 18, 2002 and incorporated herein by
                           reference).

         Exhibit D       - Amendment to Rights Agreement dated as of January
                           17, 2002 between LKI and Mellon Investor Services LLC
                           (filed as Exhibit 10(z) to LKI's Current Report on
                           Form 8-K dated January 18, 2002 and incorporated
                           herein by reference).


                                                              Page 9 of 10 Pages

                                    SIGNATURE

         After reasonable inquiry and to the best of the undersigned's knowledge and belief, the undersigned certify that the information set forth in this statement with respect to the undersigned is true, complete and correct.

Dated: January 28, 2002



                                          /s/ Maurice Tempelsman
                                          -------------------------------
                                          Maurice Tempelsman


                                          /s/ Leon Tempelsman
                                          -------------------------------
                                          Leon Tempelsman


                                          Leon Tempelsman & Son


                                          By:   /s/ Maurice Tempelsman
                                          -------------------------------
                                          Maurice Tempelsman, General Partner


                                          By:   /s/ Leon Tempelsman
                                          -------------------------------
                                          Leon Tempelsman, General Partner

                                                             Page 10 of 10 Pages










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